

May 30, 2012

Via E-mail
Mr. Aditya Mittal
Chief Financial Officer
ArcelorMittal
19, Avenue de la Liberté
L-2930 Luxembourg
Grand Duchy of Luxembourg

> **RE: ArcelorMittal**
> **Form 20-F for the Year ended December 31, 2011**
> **Filed February 22, 2012**
> **Form 20-F/A for the Year ended December 31, 2011**
> **Filed March 6, 2012**
> **File No. 333-146371**

Dear Mr. Mittal:

We have reviewed your response letter dated May 17, 2012 and have the following additional comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Year Ended December 31, 2011

Item 5 – Operating and Financial Review and Prospects

A. Operating Results

Operating Income (Loss)

1.   We have reviewed your response to prior comment four from our letter dated May 3, 2012. In future filings, please provide the tabular information and related footnotes you have provided in MD&A in order to provide readers with sufficient information to understand the differences between your total segment operating income and your consolidated operating income for each period presented.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash, for

Rufus Decker
Accounting Branch Chief

CC: Via E-mail
John D. Brinitzer, Esq
Clearly Gottlieb Steen & Hamilton LLP